Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-113980

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED APRIL 26, 2004)


                         VIOQUEST PHARMACEUTICALS, INC.
                     (FORMERLY KNOWN AS CHIRAL QUEST, INC.)


                                7,723,041 SHARES

                                  COMMON STOCK


      The information contained in this prospectus supplement amends and updates our prospectus dated April 26, 2004, as supplemented by Prospectus Supplement No.1 dated May 17, 2004 and Prospectus Supplement No. 2 dated August 16, 2004 (collectively, the "Prospectus"), and should be read in conjunction therewith. Please keep this Prospectus Supplement with your Prospectus for future reference.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 12, 2004

FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus supplement that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus supplement with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading "Risk Factors" in the Prospectus, among others, may impact forward-looking statements contained in this prospectus supplement.

INTERIM FINANCIAL STATEMENTS - QUARTER ENDED SEPTEMBER 30, 2004

      Included in this prospectus supplement beginning at page F-1 are our interim financial statements as of and for the three and nine months ended September 30, 2004, included the accompanying footnotes thereto. These interim financial statements, which were included in our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2003 that were included in the Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations is derived from our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004. We have not attempted to update this discussion in any way. You should read the following discussion in conjunction with our condensed consolidated financial statements as of and for the three and nine months ended September 30, 2004 included in this prospectus supplement, as well as our consolidated financial statements and related notes included in the Prospectus.

OVERVIEW

      Since our inception in October 2000, we have focused our efforts and resources on the development of asymmetric catalysis technology, our primary intellectual property to which we hold an exclusive worldwide license from the Pennsylvania State Research Foundation ("PSRF"), the technology development arm of the Pennsylvania State University ("Penn State"). Our license from PSRF covers certain inventions discovered by our Chief Technology Officer ("CTO") prior to November 8, 2002.

      Since inception we have incurred an accumulated deficit of $6,224,849 through September 30, 2004. We expect our operating losses to continue at least the next two years, primarily due to expansion of our research and development programs, the hiring of additional chemists, and the expansion of our manufacturing capabilities.

      Our ability to achieve profitability depends upon, among other things, our ability to discover and develop products (specifically new "ligands" which are the Company's core proprietary technology consisting of molecular compounds that create a chiral center), and to develop our products on a commercial scale through a cost effective and efficient process. To the extent that we are unable to produce, directly or indirectly, ligands in quantities required for commercial use, we will not realize any significant revenues from our technology. Moreover, there can be no assurance that we will ever achieve significant revenues or profitable operations from the sale of any of our products or technologies.

      Since our inception, we have generated sales revenue but no net profits. Our management believes that our research and development ("R&D") and manufacturing capacity will need to grow in order for us to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. We believe that our manufacturing capacity will continue to be enhanced with the expansions of our new office and laboratory space located in Monmouth Junction, New Jersey that was leased in June 2003.

      On February 18, 2003, we acquired Surg II, Inc., a Minnesota corporation ("Surg"), in a reverse merger transaction (the "Merger"). Pursuant to the terms of the Merger, Chiral Quest, LLC merged with and into a wholly-owned subsidiary of Surg. In exchange for all of the outstanding membership interests of Chiral Quest, LLC, Surg issued to the former member of Chiral Quest, LLC a number of shares of Surg's common stock that resulted in the members of Chiral Quest, LLC owning two-thirds of Surg's outstanding shares following the Merger. In connection with the Merger, Surg changed its name to Chiral Quest, Inc., a Minnesota corporation, and adopted the business plan of Chiral Quest, LLC. Accordingly, when we refer to our business or financial information relating to periods prior to the Merger, we are referring to the business and financial information of Chiral Quest, LLC, unless the context indicates otherwise. In August 2004, we changed the Company's name to VioQuest Pharmaceuticals, Inc.

      RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 VS. 2003

      Our revenues for the three months ended September 30, 2004 were $367,265 as compared to $83,068 for the three months ended September 30, 2003. For the three months ended September 30, 2004, approximately 8% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property and 92% of total revenue was derived from sales of our ligands, feasibility screening and customized process development services sold to third parties. For the three months ended September 30, 2003, approximately 40% of total revenue was derived from the amortization of option fee income and 60% of total revenue was comprised of sales or our ligands. It is anticipated that sales of our ligands, molecular building blocks and customized chiral services will continue to comprise a greater percentage of our revenues in the future as we expand our manufacturing capabilities.

      Cost of goods sold for three months ended September 30, 2004 was $192,349 as compared to $37,321 during the three months ended September 30, 2003. The increase in cost of goods sold is attributable to the materials used in production for projects completed and shipped along with the allocation of direct labor and overhead expenses to finished goods.

      Management and consulting expenses for the three months ended September 30, 2004 were $125,956 as compared to $128,691 during the three months ended September 30, 2003. The overall change for the three months ended September 30, 2004 vs. September 30, 2003 was primarily caused by a decrease in management fee expense. The Company incurred management fee expenses of $3,000 per month primarily related to office space and administrative services provided by Paramount BioCapital. The office space and administrative services were no longer required as of the end of the first quarter of 2004.

      Our R&D expenses for the three months ended September 30, 2004 were $253,969 as compared to $76,995 during the three months ended September 30, 2003. This increase was primarily caused by increased utilization of the Penn State research resources in connection with the development of new ligands. The agreement with Penn State, which has been extended to April 14, 2005, provides for the Company to fund services of four post-doctorate fellows whom under the supervision of the CTO, conduct research and provide research quantities of chiral ligands to the Company. The future obligation payable by the Company through April 14, 2005 as of the end of the agreement is approximately $146,321. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. In addition, during the second quarter of 2003, we opened an additional laboratory facility in New Jersey, and have completed an expansion to the facility in April 2004, that enabled us to produce both research and commercial quantities of our ligands, as well as completing a second expansion in September 2004. In connection with the new facility and its expansion, numerous lab supplies and chemicals were purchased. Accordingly, we incurred increased expenses in the third quarter due to the opening and expansions of the New Jersey facility, along with the increased costs of using the facility and chemists at Penn State.

      Selling, general and administrative ("SG&A") expenses for the three months ended September 30, 2004 were $337,709 as compared to $230,705 during the three months ended September 30, 2003. This increase in SG&A expenses was due in part to increased usage of temporary contractors, higher legal and accounting fees, increased rent expense for the New Jersey facility as a result of the facility's expansions, additional spending on advertising and promotion expenses, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees such as insurance and employer payroll taxes.

      Compensation expense was $225,734 for the three months ended September 30, 2004 as compared to $138,205 for the three months ended September 30, 2003. This increase is attributed to hiring of a vice president of business development, a controller, and several chemists to work at the new laboratory facility in New Jersey. Compensation expense as it relates to direct labor for ongoing and completed projects, has been capitalized as part of inventory work in process and finished goods as these cost components relate directly to cost of goods sold.

      Depreciation and amortization expenses for the three months ended September 30, 2004 were $33,622 as compared to $22,032 during the three months ended September 30, 2003. This increase was related to patent amortization and fixed asset purchases for office equipment, computer equipment, laboratory equipment and leasehold improvements for the newly leased facility and expansions in New Jersey.

      Interest income for the three months ended September 30, 2004 was $11,246 as compared to $2,323 for the three months ended September 30, 2003. The increase in interest income is attributed to having higher cash reserves as a result of the funds received from the private placement of the Company's common stock in February 2004.

      Our net loss for the three months ended September 30, 2004 was $790,828 as compared to $548,558 for the three months ended September 30, 2003. The increased net loss for the three months ended September 30, 2004 as compared to September 30, 2003 was attributable to higher R&D expenses incurred with funding Penn State's research services provided to the Company, increased operational expenditures comprised of higher total rent expense due to the newly leased, and expansions to the New Jersey facility in June 2003, April and September 2004 respectively, higher legal and accounting expenses, higher payroll expenses associated with having more employees along with increased usage of temporary contractors. We expect losses to continue in the next year as we continue to expand operations in New Jersey as well as commence operations in Jiashan.

      RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 VS. 2003

      Our revenues for the nine months ended September 30, 2004 were $1,102,388 as compared to $214,509 for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, approximately 8% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property and 92% of total revenue was derived from sales of our ligands, feasibility screening and customized process development services sold to third parties. For the nine months ended September 30, 2003, approximately 47% of total revenue was derived from the amortization of option fee income and 53% of total revenue was comprised of sales or our ligands. It is anticipated that sales of our ligands, molecular building blocks and customized chiral services will continue to comprise a greater percentage of our revenues in the future as we expand our manufacturing capabilities.

      Cost of goods sold for the nine months ended September 30, 2004 was $569,598 as compared to $62,708 during the nine months ended September 30, 2003. The increase in cost of goods sold is attributable to the materials used in production for projects completed and shipped along with the allocation of direct labor and overhead expenses to finished goods.

      Management and consulting expenses for the nine months ended September 30, 2004 were $363,848 as compared to $254,700 during the nine months ended September 30, 2003. The overall change for the nine months ended September 30, 2004 vs. September 30, 2003 was primarily caused by an increase in consulting expense. Consulting expense increased due to the new consulting agreement we entered into with our CTO at a rate of $10,000 per month effective May 15, 2003, along with the Company utilizing the consulting services of a previous employee during the second quarter 2004. In addition, consulting expense increased due to the amortization of the fair value of stock options issued to consultants and scientific advisory board members, during the second, third and fourth quarters of 2003. The increased management and consulting expenses have been offset by a decrease in management expenses, charged by Paramount BioCapital LLC, for administrative services which are no longer required by the Company.

      Our R&D expenses for the nine months ended September 30, 2004 were $712,019 as compared to $283,470 during the nine months ended September 30, 2003. This increase was primarily caused by increased utilization of the Penn State research resources in connection with the development of new ligands. The agreement with Penn State, which has been extended to April 14, 2005, provides for the Company to fund services of four post-doctorate fellows who, under the supervision of the CTO, conduct research and provide research quantities of chiral ligands to the Company. The future obligation payable by the Company through April 14, 2005 as of the end of the agreement is approximately $146,321. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. In addition, during the second quarter of 2003, we opened an additional laboratory facility in New Jersey, and have completed an expansion to the facility in April 2004, that enabled us to produce both research and commercial quantities of our ligands, as well as completing a second expansion in September 2004. In connection with the new facility and its expansions, numerous lab supplies and chemicals were purchased. Accordingly, we incurred increased expenses for the nine months ended September 30, 2004, due to the opening and expansions of the New Jersey facility, along with the increased costs of using the facility and chemists at Penn State.

      Selling, general and administrative ("SG&A") expenses for the nine months ended September 30, 2004 were $1,141,781 as compared to $654,071 during the nine months ended September 30, 2003. This increase in SG&A expenses was due in part to increased usage of temporary contractors, higher legal and accounting fees, increased rent expense for the New Jersey facility as a result of the facility's expansions, additional spending on advertising and promotion expenses, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees such as insurance and employer payroll taxes.

      Compensation expense was $1,029,612 for the nine months ended September 30, 2004 as compared to $355,925 for the nine months ended September 30, 2003. This increase was caused primarily by the resignation of the CEO effective April 16, 2004, which resulted in charge of $375,000 in severance costs. In addition, compensation expense increased due to the hiring of a vice president of business development, a controller, and several chemists to work at the new laboratory facility in New Jersey.

      Compensation expense as it relates to direct labor for ongoing and completed projects, has been capitalized as part of inventory work in process and finished goods as these cost components relate directly to cost of goods sold.

      Depreciation and amortization expenses for the nine months ended September 30, 2004 were $126,227 as compared to $64,672 during the nine months ended September 30, 2003. This increase was primarily related to patent amortization and fixed asset purchases for office equipment, computer equipment, laboratory equipment and leasehold improvements for the newly leased facility and expansions in New Jersey.

      Interest income for the nine months ended September 30, 2004 was $27,053 as compared to $10,002 for the nine months ended September 30, 2003. The increase in interest income is attributed to having higher cash reserves as a result of the funds received from the private placement of the Company's common stock in February 2004.

      Our net loss for the nine months ended September 30, 2004 was $2,813,644 as compared to $1,451,035 for the nine months ended September 30, 2003. The increased net loss for the nine months ended September 30, 2004 as compared to September 30, 2003 was primarily due to the severance costs associated with the resignation of the Company's CEO, higher R&D expenses incurred with funding Penn State's research services provided to the Company, increased operational expenditures comprised of higher total rent expense due to the newly leased, and expansions to the New Jersey facility in June 2003, April and September 2004 respectively, higher legal and accounting expenses, higher payroll expenses associated with having more employees along with increased usage of temporary contractors. We expect losses to continue in the next year as we continue to expand operations in New Jersey as well as commence operations in Jiashan.

      LIQUIDITY AND CAPITAL RESOURCES

      As of September 30, 2004, we had working capital of $3,958,757 and cash and cash equivalents of $4,059,550. We believe our current capital resources, together with anticipated increases in revenue, will be sufficient to fund our operations through the second quarter of 2005. However, if we are unable to increase our revenues as we anticipate, we will likely require additional financing as early as the second quarter of 2005 in order to fund our operations. The most likely source of financing includes private is of our equity or debt securities or bridge loans to the Company from third party lenders.

      The Company's net cash used in operating activities for the nine months ended September 30, 2004 was $2,982,054. The Company's net cash used in operating activities primarily consisted of a net loss of $2,813,644, an increase in accounts receivable of $237,173 and decreases in deferred revenue of $162,305 and accrued expenses of $175,076, partially offset by an increase in accounts payable of $185,697.

      The Company's net cash used in investing activities for the nine months ended September 30, 2004 totaled $359,145 which consisted of purchases of equipment for $211,762 related to the laboratory expansions completed in April and September 2004, along with patent applications expenditures of $147,383.

      The Company's net cash provided by financing activities for the nine months ended September 30, 2004 was $6,741,632. Financing activities consisted of the cash received in the private placement of the Company's common stock on February 25, 2004.

      In February 2004, we sold in a private placement 4.8 million shares of our common stock plus warrants to purchase an additional 2.4 million shares of common stock for aggregate gross proceeds of $7.2 million. Management believes that the remaining capital resulting from the private placement and anticipated increased revenue, will provide sufficient resources to fund our continued operational expansion and corporate development through approximately the second quarter of 2005. Our long term liquidity is contingent upon achieving increased sales and/or obtaining additional financing.

      Our working capital requirements will depend upon numerous factors, including, without limitation, the progress of our R&D programs, the resources we devote to developing manufacturing and marketing capabilities, technological advances, the status of competitors, and our ability to establish sales arrangements with new customers. Working capital will also be affected by the expansions of office and laboratory space lease agreements that were entered into during the second quarter of 2003 and first and second quarters of 2004, along with the hiring of additional employees, in addition to the establishment and funding of the China subsidiary.

      We have formed two China subsidiaries through which we intend to open a laboratory facility in the People's Republic of China. We have provided $66,000 of capital to the China subsidiary during the second quarter of 2004. Our management believes that by opening a facility in China to produce non-proprietary chemical building blocks and related compounds, we will be able to significantly decrease our manufacturing costs and expenses, enabling us to cost-effectively produce our ligands and end products and make our products substantially more competitive and even more attractive to current and potential customers. We expect operations to commence on a limited basis by the end of fiscal 2004.

     INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Condensed Consolidated Balance Sheets as of September 30, 2004 and
     December 31, 2003 ....................................................  F-2
Condensed Consolidated Statements of Operations for the Three and Nine
     Months Ended September 30, 2004 and 2003 .............................  F-3
Condensed Consolidated Statement of Changes in Stockholders' Equity
     for the Nine Months Ended September 30, 2004 .........................  F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months
     Ended September 30, 2004 and 2003 ....................................  F-5
Notes to Condensed Consolidated Financial Statements ......................  F-6

                 VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
           AS OF SEPTEMBER 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003

                                                                     SEPTEMBER 30, 2004   DECEMBER 31,
                                                                        (UNAUDITED)           2003
                                                                        ------------      ------------
                                ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                            $  4,059,550      $    659,117
   Accounts receivable, net of allowance for doubtful accounts of
   $7,270 at September 30, 2004 and $11,490 at December 31, 2003             288,878            51,705
   Inventories                                                               144,566            76,892
   Prepaid expenses                                                           74,601            50,052
                                                                        ------------      ------------
         Total Current Assets                                              4,567,595           837,766
PROPERTY AND EQUIPMENT, NET                                                  385,458           254,649
SECURITY DEPOSITS                                                             68,700            31,000
DEFERRED FINANCING COSTS                                                          --            50,000
INTELLECTUAL PROPERTY RIGHTS, NET                                            514,550           412,442
                                                                        ------------      ------------
TOTAL ASSETS                                                            $  5,536,303      $  1,585,857
                                                                        ============      ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                     $    459,111      $    273,414
   Accrued expenses                                                           52,325           226,200
   Due to related party                                                           --             1,201
   Deferred revenue, current portion                                          97,402           220,592
                                                                        ------------      ------------
         Total Current Liabilities                                           608,838           721,407
LONG-TERM LIABILITIES
   Deferred revenue, long-term portion                                            --            39,116
                                                                        ------------      ------------
TOTAL LIABILITIES                                                            608,838           760,523
                                                                        ------------      ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Common stock, $.01 par value, 50,000,000 shares authorized,
   17,827,924 shares issued and outstanding at September 30, 2004 and
   13,001,018 shares issued and outstanding at December 31, 2003             178,279           130,010
    Additional paid-in capital                                            11,508,715         4,865,353
    Deferred expenses                                                       (534,680)         (758,824)
    Accumulated deficit                                                   (6,224,849)       (3,411,205)
                                                                        ------------      ------------
         Total Stockholders' Equity                                        4,927,465           825,334
                                                                        ------------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $  5,536,303      $  1,585,857
                                                                        ============      ============

     See accompanying notes to condensed consolidated financial statements.

                 VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (UNAUDITED)

                                            FOR THE THREE        FOR THE THREE        FOR THE NINE         FOR THE NINE
                                            MONTHS ENDED         MONTHS ENDED         MONTHS ENDED         MONTHS ENDED
                                         SEPTEMBER 30, 2004   SEPTEMBER 30, 2003   SEPTEMBER 30, 2004    SEPTEMBER 30, 2003
                                         ------------------   ------------------   ------------------    ------------------
REVENUE                                     $    367,265         $     83,068         $  1,102,388         $    214,509

COST OF GOODS SOLD                              (192,349)             (37,321)            (569,598)             (62,708)
                                            ------------         ------------         ------------         ------------

GROSS PROFIT                                     174,916               45,747              532,790              151,801
                                            ------------         ------------         ------------         ------------

OPERATING EXPENSES
 Management and consulting fees                  125,956              128,691              363,848              254,700
 Research and development                        253,969               76,995              712,019              283,470
 Selling, general and administrative             337,709              230,705            1,141,781              654,071
 Compensation                                    225,734              138,205            1,029,612              355,925
 Depreciation and amortization                    33,622               22,032              126,227               64,672
                                            ------------         ------------         ------------         ------------
     Total Operating Expenses                    976,990              596,628            3,373,487            1,612,838
                                            ------------         ------------         ------------         ------------

LOSS FROM OPERATIONS                            (802,074)            (550,881)          (2,840,697)          (1,461,037)

INTEREST INCOME, NET                              11,246                2,323               27,053               10,002
                                            ------------         ------------         ------------         ------------

NET LOSS                                    $   (790,828)        $   (548,558)        $ (2,813,644)        $ (1,451,035)
                                            ============         ============         ============         ============

NET LOSS PER COMMON
 SHARE - BASIC AND DILUTED                  $       (.04)        $       (.04)        $       (.17)        $       (.12)
                                            ============         ============         ============         ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING - BASIC AND
 DILUTED                                      17,827,924           13,001,018           16,841,403           12,324,550
                                            ============         ============         ============         ============

     See accompanying notes to condensed consolidated financial statements.

                 VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                                   (UNAUDITED)

                                                                      ADDITIONAL                                          TOTAL
                                                                       PAID-IN         DEFERRED       ACCUMULATED      STOCKHOLDERS'
                                              COMMON STOCK             CAPITAL         EXPENSES         DEFICIT           EQUITY
                                      --------------------------     -----------     -----------      -----------      -----------
                                        SHARES          AMOUNT
                                        ------          ------
Balance, January 1, 2004              13,001,018     $   130,010     $ 4,865,353     $  (758,824)     $(3,411,205)     $   825,334
Private placement of common
 stock, net of expenses of $57,841     4,826,906          48,269       6,643,362              --               --        6,691,631
Amortization of deferred expenses             --              --              --         224,144               --          224,144
Net loss                                      --              --              --              --       (2,813,644)      (2,813,644)
                                      ----------     -----------     -----------     -----------      -----------      -----------
Balance, September 30, 2004           17,827,924     $   178,279     $11,508,715     $  (534,680)     $(6,224,849)     $ 4,927,465
                                      ==========     ===========     ===========     ===========      ===========      ===========

     See accompanying notes to condensed consolidated financial statements.

                 VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (UNAUDITED)

                                                                                      FOR THE NINE         FOR THE NINE
                                                                                      MONTHS ENDED         MONTHS ENDED
                                                                                   SEPTEMBER 30, 2004   SEPTEMBER 30, 2003
                                                                                   ------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                           $(2,813,644)        $(1,451,035)
   Adjustments to reconcile net loss to net cash used in operating activities:
         Depreciation and amortization                                                    126,227              64,672
         Amortization of deferred expenses                                                224,144             163,424
   Changes in operating assets and liabilities:
         (Increase) in accounts receivable                                               (237,173)            (88,918)
         (Increase) in inventories                                                        (67,674)            (54,059)
         (Increase) in prepaid expenses                                                   (24,549)            (51,792)
         (Increase) in security deposits                                                  (37,700)            (21,000)
         Increase (Decrease) in accounts payable                                          185,697             (32,383)
         Decrease in accrued expenses and due to related party                           (175,076)            (26,274)
         Decrease in deferred revenue                                                    (162,306)             (6,642)
                                                                                      -----------         -----------
            Net Cash Used In Operating Activities                                      (2,982,054)         (1,504,007)
                                                                                      -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Payments for purchased equipment                                                      (211,762)           (203,888)
   Payments for intellectual property rights                                             (147,383)            (87,245)
                                                                                      -----------         -----------
            Net Cash Used In Investing Activities                                        (359,145)           (291,133)
                                                                                      -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payment of note payable                                                                     --            (336,625)
   Cash received in merger and recapitalization                                                --           3,017,243
   Private placement of common stock                                                    6,741,632                  --
                                                                                      -----------         -----------
            Net Cash Provided By Financing Activities                                   6,741,632           2,680,618
                                                                                      -----------         -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                               3,400,433             885,478
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                           659,117              33,520
                                                                                      -----------         -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                             $ 4,059,550         $   918,998
                                                                                      ===========         ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Reclassification of Deferred Financing Costs to Additional Paid-In Capital         $    50,000         $        --
                                                                                      ===========         ===========

     See accompanying notes to condensed consolidated financial statements.

                  VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LIQUIDITY

      (A) BASIS OF PRESENTATION

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, the financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2004 or for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 10-KSB of VioQuest Pharmaceuticals, Inc. (formerly Chiral Quest, Inc.) and its subsidiary (the "Company" or "VioQuest") as of and for the year ended December 31, 2003.

      (B)LIQUIDITY

      Since the Company's inception, it has generated sales revenue but no net profits. Management believes that the Company's research and development ("R&D") and manufacturing capacity will need to grow in order for the Company to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. Management believes that the Company's manufacturing capacity will continue to be enhanced with its new office and laboratory space located in Monmouth Junction, New Jersey that was leased in June 2003.

      Since inception, the Company has incurred an accumulated deficit of $6,224,849 through September 30, 2004. For the three and nine months ended September 30, 2004 the Company had net losses of $790,828 and $2,813,644, respectively. Management expects the Company's operating losses to continue at least the next two years, primarily due to the expansion of its R&D programs, the hiring of additional chemists, and the expansion of its manufacturing capabilities. There can be no assurance that the Company will ever be able to operate profitably.

      As of September 30, 2004, the Company had working capital of $3,958,757 and cash and cash equivalents of $4,059,550. If the Company is unable to significantly increase its revenues, it will most likely require additional financing, perhaps as early as the second quarter of 2005 in order to continue operations. The most likely sources of financing include private placements of the Company's equity or debt securities or bridge loans to the Company from third party lenders.

      The Company's net cash used in operating activities for the nine months ended September 30, 2004 was $2,982,054. The Company's net cash used in operating activities primarily consisted of a net loss of $2,813,644, an increase in accounts receivable of $237,173 and decreases in deferred revenue of $162,306 and accrued expenses of 175,076, offset by an increase in accounts payable of $185,697.

      The Company's net cash used in investing activities for the nine months ended September 30, 2004 totaled $359,144 which consisted of purchases of equipment for $211,762 related to the laboratory expansions completed in April and September 2004, along with patent applications expenditures of $147,383.

                  VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004

      The Company's net cash provided by financing activities for the nine months ended September 30, 2004 was $6,741,632. Financing activities consisted of the cash received in the private placement of the Company's common stock on February 25, 2004.

      Management anticipates that the Company's capital resources will be adequate to fund its operations through June 30, 2005, assuming the Company achieves expected increases in revenue. If the Company is unable to increase revenues as expected, however, additional financing will likely be required as early as the second quarter of 2005 in order to fund operations. The most likely source of financing includes private is of our equity or debt securities or bridge loans to the Company from third party lenders. However, changes may occur that would consume available capital resources before that time. The Company's combined capital requirements will depend on numerous factors, including: competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, the establishment and funding of the Chiral Quest, Jiashan, China facility, and the development and regulatory approval progress of its customers' product candidates into which the Company's technology will be incorporated.

      Additional capital that may be needed by the Company in the future may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

      The Company's ability to achieve profitability depends upon, among other things, its ability to discover and develop products (specifically new "ligands" which are the Company's core proprietary technology consisting of molecular compounds that create a chiral center), and to develop its products on a commercial scale through a cost effective and efficient process. To the extent that the Company is unable to produce, directly or indirectly, ligands in quantities required for commercial use, it will not realize any significant revenues from its technology. Moreover, there can be no assurance that it will ever achieve significant revenues or profitable operations from the sale of any of its products or technologies.

      (C) STOCK-BASED COMPENSATION

      The Company accounts for its employee and director stock option plans using the intrinsic value method in accordance with APB Opinion No. 25, " Accounting For Stock Issued To Employees, " and related interpretations. The Company measures compensation expense for employee and director stock options as the aggregate difference between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise prices are known. For pro forma disclosure purposes, the Company values option issuances using the Black-Scholes option pricing model. If the Company had elected to recognize compensation cost for all outstanding options granted by the Company to employees by applying the fair value recognition provisions of SFAS No. 123 "Accounting for Stock Based Compensation," to employee stock options, net loss and net loss per share for the three and nine months ended September 30, 2004 and 2003 would have been increased to the pro forma amounts indicated below:

                  VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004

                                                   For the Three        For the Three        For the Nine         For the Nine
                                                   Months Ended         Months Ended         Months Ended         Months Ended
                                                   September 30,        September 30,        September 30,        September 30,
                                                       2004                 2003                 2004                 2003
                                                   -------------        -------------        -------------        -------------
Net loss as reported                                $  (790,828)         $  (548,558)         $(2,813,644)         $(1,451,035)
Total stock-based employee compensation
  expenses using the fair value based
  method for all awards, net of related
  tax effects                                           (35,733)             (12,691)             (83,938)            (144,305)
                                                    -----------          -----------          -----------          -----------
Net loss, pro forma                                 $  (826,561)         $  (561,249)         $(2,897,582)         $(1,595,340)
                                                    ===========          ===========          ===========          ===========
Basic and diluted net loss per common share:
As reported                                         $      (.04)         $      (.04)         $      (.17)         $      (.12)
Pro forma                                           $      (.05)         $      (.04)         $      (.17)         $      (.13)

Black-Scholes option pricing assumptions
Risk-free interest rate                                 3%-4.5%              2.3%-4%            3.6%-4.5%              2.3%-4%
Volatility                                              64%-77%             64%-128%             39%-127%             64%-128%
Lives in years                                               10                 3-10                   10                 3-10
Dividend yield                                               0%                   0%                   0%                   0%

      In addition, options are issued to non-employees such as consultants, scientific advisory board members and directors. Any options issued to non-employees are recorded in the consolidated financial statements as deferred expenses in the stockholders' equity section using the fair value method and then amortized to expense over the applicable service periods.

      (D) LOSS PER SHARE

      Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares outstanding for each period presented. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive securities from the assumed exercise of stock options and stock warrants would have had an antidilutive effect because the Company incurred a net loss during each period presented. The amount of potentially dilutive securities excluded from the calculation was 2,083,877 at September 30, 2004. There were 2,506,047 potentially dilutive securities at September 30, 2003.

NOTE 2 INVENTORIES

      The principal components of inventory are as follows:

                          September 30, 2004     December 31,
                             (Unaudited)            2003
                          ------------------     ------------
Raw material compounds        $ 17,231            $ 25,796
Work in process                123,335              42,251
Finished goods                   4,000               8,845
                              --------            --------
Total Inventory               $144,566            $ 76,892
                              ========            ========

NOTE 3 STOCKHOLDERS' EQUITY

      On February 25, 2004, the Company completed the sale of its securities in a private placement to accredited investors for gross proceeds of approximately $7.2 million. Investors in the private placement purchased an aggregate of approximately 4.8 million shares of the Company's common stock at a price per share of $1.50. Additionally, investors received one 5-year warrant to purchase one share of common stock at $1.65 per share for every two common shares purchased in the offering (a total of 2.4 million warrants). ThinkEquity Partners LLC, Paramount BioCapital, Inc. and Casimir Capital L.P. acted as the placement agents for this offering and received fees of approximately $500,000 of which Paramount BioCapital, Inc., a related party, received $300,000. Net proceeds to the Company, after deducting placement agent fees and other expenses relating to the private placement, were approximately $6.7 million.

                  VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004

      The table below illustrates the number of stock options issued to: employees, scientific advisory board members, board of directors and consultants which were issued for services provided:

                                        For the Nine
                                        Months Ended
                                        September 30,
                                            2004
                                        -------------
      Balance, January 1, 2004            2,841,857
      Granted                               205,000
      Exercised                                   0
      Expired                                  (250)
      Terminated                           (962,730)
                                         ----------
      Balance, September 30, 2004         2,083,877
                                         ==========

NOTE 4 COMMITMENTS AND CONTINGENCIES

      In April 2004, the Company appointed Ronald Brandt to be its President and Chief Executive Officer on an interim basis. In June 2004, the Company appointed Mr. Brandt to serve as President and Chief Executive Officer of its chiral ligand operating subsidiary. In connection with that appointment, Mr. Brandt entered into a new employment agreement with such subsidiary, which superseded his October 2003 employment agreement with the Company. Mr. Brandt's new employment agreement provides for a term expiring in October 2006 and maintains his annual base salary of $200,000. Mr. Brandt is also entitled to receive bonuses based on the Company's gross revenues, as follows:

            (i) A one time payment of $50,000 upon the completion of the first two consecutive fiscal quarters in which the Company has gross revenue in excess of $1,000,000;

            (ii) A one time payment of $75,000 upon the completion of the first two consecutive fiscal quarters in which the Company has gross revenue in excess of $2,500,000;

            (iii) For each fiscal quarter in which the Company has gross revenue in excess of $2,500,000 following the first two consecutive fiscal quarters described in (ii) above, the Company will remit to the Executive a payment of $10,000.

            (iv) A one time payment of $100,000 upon the completion of the first two consecutive fiscal quarters in which the Company has gross revenue in excess of $5,000,000; and

            (v) For each fiscal quarter in which the Company has gross revenue in excess of $5,000,000 following the first two consecutive fiscal quarters described in (iv) above, the Company will remit to the Executive a payment of $10,000 (in addition to the $100,000 payment in (iv) above).

                  VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004

      Mr. Brandt is also entitled to a $100,000 bonus upon such time as the Company sells the operating subsidiary for gross proceeds of at least $40 million.

      In the event Mr. Brandt's employment is terminated by the Company upon a "change of control" (as defined in the employment agreement), or for a reason other than "disability" or "cause" (as those terms are defined in the employment agreement), the Company has agreed to pay Mr. Brandt his base salary for 6 months, plus accrued bonuses, provided, that the Company's obligation to continue paying his base salary for a 6-month period will be reduced by the amount Mr. Brandt earns from other employment during that period.

      In connection with his employment agreement, Mr. Brandt also received options to purchase an aggregate of 400,000 shares of Company common stock at a fair market value price at $1.01 per share (the fair market value at the date of grant). Of such options, the right to purchase 100,000 shares vests in three equal annual installments beginning June 2004. The right to purchase the remaining 300,000 shares vests as follows: (1) 100,000 shares vest at such time as the closing bid price for the Company's common stock exceeds $3.00 per share for 10 consecutive trading days during the term of the employment agreement; (2) 100,000 shares vest at such time as the closing bid price for the Company's common stock exceeds $5.00 per share for 10 consecutive trading days during the term of the employment agreement; and 100,000 shares vest at such time as the closing bid price for the Company's common stock exceeds $7.00 per share for 10 consecutive trading days during the term of the employment agreement. Mr. Brandt further received an option to purchase 2.5% of the subsidiary's common stock at a price of $.01 per share, which will vest in 3 annual installments commencing June 2005.

      On August 6, 2004, the Company received a letter from a competitor notifying the Company of the competitor's belief that one of the Company's proprietary ligands was infringing on a European patent held by such competitor. Although the Company does not believe the competitor's claims have any merit, even if the Company were prevented from selling or otherwise marketing the ligand, such prohibition would not have a material adverse effect on the Company's financial condition or results of operations or cash flows.